EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Halozyme Therapeutics, Inc. for the registration of Halozyme Therapeutics, Inc.’s common stock, preferred stock, debt securities, warrants and/or units and to the incorporation by reference therein of our reports dated March 11, 2011, with respect to the consolidated financial statements of Halozyme Therapeutics, Inc., and the effectiveness of internal control over financial reporting of Halozyme Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

February 9, 2012